

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2008

Mail Stop 4561

Kevin R. Watson
Executive Vice President and Chief Financial Officer
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001
By U.S. Mail and facsimile to (530) 243-1755

Re: North Valley Bancorp
Form 10-K for the Fiscal Year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 000-10652

Dear Mr. Watson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                John P. Nolan
                                Senior Assistant Chief Accountant